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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JANUARY 2003


                              SUN MEDIA CORPORATION
                              ---------------------
                              (Name of Registrant)


                  333 King Street East, Toronto, Canada M5A 3X5
                  ---------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                   Form 20-F  X             Form 40-F
                            -----                    -----

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

                        Yes                  No  X
                           -----               -----

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

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                                  Press release
                              SUN MEDIA CORPORATION
                             Filed in this Form 6-K


Documents index

1.   Press release dated January 16, 2003 (Sun Media Corporation).

                                                                    Page 2 of 4
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                                                                 [LOGO OMITTED]
PRESS RELEASE


         SUN MEDIA CORPORATION ANNOUNCES PLAN TO OFFER US$200 MILLION OF SENIOR NOTES AND ENTER INTO NEW BANK CREDIT FACILITIES OF C$385 MILLION


Toronto, January 16, 2003 - Sun Media Corporation announced today that it plans to privately offer approximately US$200 million aggregate principal amount of Senior Notes. The offering is expected to be concurrent with, and is conditioned on, entering into new bank credit facilities of approximately C$385 million. The proceeds from the sale of the Senior Notes and the new bank credit facilities will be used to repay in full Sun Media's borrowings under its existing bank credit facilities, redeem its two series of senior subordinated notes currently outstanding and pay a dividend of approximately C$220 million to its parent Quebecor Media Inc. (of which C$150 million will ultimately be used to reduce Videotron ltee's long-term debt). The Senior Notes have not been, and will not be, registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

                                     - 30 -

Information:

Claude Helie                               Luc Lavoie
Executive Vice President                   Executive Vice President,
And Chief Financial Officer                Corporate Affairs
Quebecor Inc.                              Quebecor Inc.
Office: (514) 380-1948                     Office: (514) 380-1974
                                           Portable: (514) 236-8742
                                           lavoie.luc@quebecor.com

                                                                    Page 3 of 4
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                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
---------------------


(Signed) Claudine Tremblay

-----------------------------------------------
By:   Claudine Tremblay
      Corporate Secretary


Date: January 16, 2003

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